

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2017

Stuart Benson
Chief Financial Officer
Helios and Matheson Analytics Inc.
Empire State Building
350 5th Avenue,
New York, New York 10118

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 14, 2017**
> **Form 10-Q for the Quarter Ended September 30, 2017**
> **Filed November 14, 2017**
> **Form 8-K filed November 30, 2017**
> **Form 8-K filed December 11, 2017**
> **File No. 000-22945**

Dear Mr. Benson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 8-K filed December 11, 2017

Item 1.01 Entry into a Material Definitive Agreement
Amendment No. 2 to the MoviePassSPA and Other Ancillary Agreements, page 1

1.   We note that pursuant to a voting agreement, Helios and MoviePass each has the right to designate 2 and 3 directors, respectively to MoviePass' Board of Directors. Citing certain

factors, including but not limited to the significance of MoviePass' noncontrolling interest in Helios and MoviePass' continuing control of its own Board, tell us your analysis and conclusion as to who the accounting acquirer is in the MoviePass' transaction. Refer to your basis in the accounting literature.

Exhibit 2.3 - Amendment No. 2 to Securities Purchase Agreement
Section 7, page 2

2.   We note that effective as of the Closing of the MoviePass merger transaction, 190,495,559 shares of MoviePass common stock will be issued and outstanding. In Exhibit 99.2 of the Form 8-K filed on November 30, 2017, MoviePass' Statement of Stockholders' Equity reported 12,964,652 million shares outstanding as of September 30, 2017. In order that we may better understand the transaction and the accounting impact, please provide us a rollforward of MoviePass' shares, accounting for all equity issuances, including but not limited to the shares issues to Helios.

Form 8-K filed November 30, 2017

Exhibit 99.3
Unaudited Pro Forma Combined Financial Statements, page 1

3.   Please amend this Form 8-K to revise your pro forma presentation and related notes in order to reflect the revised terms of the MoviePass transaction which was consummated on December 11, 2017.

4.   We note from your Form 8-K dated November 2, 2017 that you obtained financing for the acquisition of MoviePass from certain institutional investors (the "Buyers") on November 6, 2017. It is unclear how this financing was addressed in the pro forma financial statements. Please clarify. Tell us and disclose the following:
   * How the $20,650,000 of proceeds from the Series A & B Senior Secured Bridge Convertible Notes are addressed in the pro forma balance sheet,
   * How the $100 million Series A & B Senior Secured Bridge Convertible Notes, payable by Helios to the Buyers, are provided for in your pro forma information,
   * How $95 million of secured promissory notes payable by the Buyers to Helios are addressed,
   * How MoviePass' guarantee to the Buyers of the Series A & B Senior Secured Bridge Convertible Notes, is provided for in your pro forma information,
   * How you determined the fair value of these debt guarantees by MoviePass in accordance with ASC 820 for your pro forma purchase price allocations,
   * How you accounted for the significant Series A & B Senior Secured Bridge Convertible Notes discounts in your pro forma financial statements, and
   * How you addressed potential conversion of the Series A & B Senior Secured Convertible Notes (initially priced to convert at $12.06 which is below the Helios

common share fair value of $12.93 used in the pro forma information for your pro
forma earning per share computations).   Tell us if this is this a benefical conversion
feature.

Unaudited Pro Forma Condensed Combined Statements of Operations , page 1

5.   Please revise the introductory paragraphs to your pro forma information to identify the
accounting acquirer in this merger and to disclose how you will account for the merger.

Nine Months Ended September 30, 2017, page 2

6.   We note that you have made material pro forma adjustments (#8 and #9), to pro forma
interest expense for the year ended December 31, 2016, to reflect additional interest
expense and discount accretion expense on the notes issued in August 2017 and
November 2017 that have been used to finance the merger transaction. Tell us why
similar pro forma adjustments were unnecessary in your unaudited pro forma condensed
combined statements of operations for the nine months ended September 30, 2017.

Exhibit 99.3
Unaudited Pro forma Condensed Combine Balance Sheet, page 3

7.   We note from the descriptions of pro forma adjustments 1 and 2 on page 4, that you have
given effect to exercise of the option granted to Helios on October 11, 2017 for the
purchase of an additional 8.7% of the then outstanding common shares of MoviePass.
We also note that this particular option expires 30 days after the delivery of MoviePass
financial statements to Helios. Tell us whether this option has been exercised and, if not,
when it will expire. Tell us also your consideration of the guidance of Rule 11-02(b)(8)
of Regulation S-X and whether or not additional pro forma presentations should be made
which give effect to the range of possible results.

8.   We note from the description of pro forma adjustment 1 on page 4 that the costs of
satisfying obligations related to MoviePass' deferred revenues are presently *"not fully
known"* and may exceed the value of the recognized deferred revenues. We also note that
MoviePass has reported negative gross margin during each of the reporting periods and
that these negative margins have significantly deepened during the nine months ended
September 30, 2017. In this regard:
   •   Tell us why MoviePass's negative margins have significantly deepened and whether
       or not you expect such trends to continue,
   •   Describe for us MoviePass' legal contractual performance obligations to its
       subscribers for whom it has deferred revenues,
   •   Explain for us your consideration of the fair value of those legal contractual
       performance obligations to MoviePass subscribers assumed upon the acquisition of
       MoviePass, and
   •   Tell us why management believes it is appropriate to "record Deferred Revenues at

the book value" in the purchase price allocation in light of MoviePass's revised subscription plans, its history of reporting negative margins, and the guidance provided by ASC 805.

Form 10-Q for the Quarter Ended September 30, 2017

Financial Statements
12. Intangible Assets, net and Goodwill, page 12

9.   We note the substantial change to your business strategy initiated in August 2017 by your agreement to combine with MoviePass along with the consequent redirection of your financial resources. We also note recent changes to your Board of Directors and continuing operating loss and use of cash in operations in your Technology segment. Addressing the pertinent accounting literature, tell us your consideration of whether or not goodwill and other intangible assets in your Technology segment were impaired as of September 30, 2017.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Joseph Kempf, Senior Staff Accountant at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney at (202) 551-3436 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

                                        Division of Corporation Finance
                                        Office AD 11 - Telecommunications